FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month(s) of May, June, July & August 2003

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F   X

        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes         No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2003

   “R. Michael Jones”

R. MICHAEL JONES

President, CEO

…/1

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
PLATINUM GRO UP METALS LTD.
800 - 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899 -5450
Facsimile: (604) 484 -4710

ITEM 2.	DATE OF MATERIAL CHANGE

May 13, 2003

ITEM 3.	PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated May 13, 2003 to the TSX Venture Exchange and through various other approved public media.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Shallow drilling by Platinum Group Metals Ltd, (PTM: TSX-V) on the Elandsfontein property, South Africa, immediately adjoining Anglo Platinum’s producing Bafokeng-Rasimone Platinum Mine (‘BRPM’), has intersected and returned grades from the Merensky Reef horizon of 6.50g/t, 6.48g/t, and 3.15g/t for 3 platinum group elements plus gold, in intercepts of 0.70, 0.84, and 0.84 meters respectively. These are the first three assay intervals returned from drilling by the company on the Merensky Reef Target, and are typical of the grade and width at mines in the Western Bushveld Complex. Drilling is continuing with two drills now focused on further defining the extent of the Merensky Reef horizon on the Elandsfontein property.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated May 13, 2003.

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)
N/A

ITEM 7.	OMITTED INFORMATION

N/A
ITEM 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 14th day of May 2003.

Platinum Group Metals Ltd.

"R. Michael Jones"
R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No. 03-59	News Release	May 13, 2003

MERENSKY PLATINUM REEF CONFIRMED WITH GRADE AT

 ELANDSFONTEIN DRILLING CONTINUING AS PLANNED

Shallow drilling by Platinum Group Metals Ltd, (PTM: TSX-V) on the Elandsfontein property, South Africa, immediately adjoining Anglo Platinum’s producing Bafokeng-Rasimone Platinum Mine (‘BRPM’), has intersected and returned grades from the Merensky Reef horizon of 6.50g/t, 6.48g/t, and 3.15g/t for 3 platinum group elements plus gold, in intercepts of 0.70, 0.84, and 0.84 meters respectively. These are the first three assay intervals returned from drilling by the company on the Merensky Reef Target, and are typical of the grade and width at mines in the Western Bushveld Complex. Drilling is continuing with two drills now focused on further defining the extent of the Merensky Reef horizon on the Elandsfontein property - details are outlined below.

The Company has now completed 24 of 40 holes in the current UG2 and Merensky Reef Target programs with assays now reported on 16 holes. Holes ELF 17, 22, 23, and 24 have all been completed on the Merensky Reef for a total, with deflection drilling, of eight additional Merensky Reef intersections recovered - assays are pending on these intercepts, and are expected shortly.

From the current drill program and known continuity in the area, the Merensky Reef has been projected to strike northwest across the Elandsfontein property for a total of approximately 1100 meters, and has a dip of 22 degrees to the northeast. This is consistent with the projection in the company’s initial drill planning.

The Merensky and UG2 reefs are the two horizons in the Bushveld Complex that are mined for platinum, palladium, and associated platinum group metals for more than 200 kilometers of strike-length on other properties throughout the complex, and account for 90% of the world’s primary platinum production. The majority of the production reported for 2002 at the adjoining BRPM mine was from the Merensky Reef as only 13% of the 2002 reported production was from the UG2 horizon.

Drilling Results Details – Merensky Reef Target Drilling

Hole No	Grid West (m)	Grid South (m)	From (m)	To (m)	Thickness (m)	Pt (ppb)	Pd (ppb)	Rh (ppb)	Au (ppb)	Pt+Pd+Rh+Au (g/t)
ELF-18 W2	748	-413	133.32	135.09	1.64	1560	1110	90	190	2.94
Including			134.34	135.09	0.70	3440	2460	180	420	6.50
ELF-18 W3	748	-413	132.67	134.55	1.74	1890	1160	190	230	3.48
Including			133.65	134.55	0.84	3540	2180	330	440	6.48
ELF-18 W4	748	-413	133.35	134.73	1.28	1560	840	90	130	2.62
Including			133.83	134.73	0.84	1920	990	110	150	3.15

The Merensky Reef intercepts reported above are from three holes wedged off of the same collar setup (ELF-18) located near the northeast corner of the property. The initial ELF-18 Wedge 1 (‘ELF-18 W1’) hole was wedged off the hole at the UG2 depth below the Merensky and confirms disrupted low-grade UG2 at this location. As part of standard procedures on deeper reef intercepts, the original drill hole is not assayed, but stored for reference. Results for ELF-17 deflections that also intercepted the Merensky Reef, drilled 120 m to the northwest of ELF-18, in the NE corner of the property are also pending. Further drilling is focused on outlining the Merensky reef along strike and up dip for both underground and open cast material.

UG2 Targeted Drilling

The UG2 reef was the initial target of the first 16 holes of the current drill program. The UG2 was drilled first as it was open cast mined at BRPM to near the property boundary. Two holes, ELF-4 reported earlier and ELF-10 reported below, have grades typical of the UG2 reef. Hole ELF 10, 0.32 meters grading 6.45g/t 3 PGEs plus gold, is located near and up dip of Hole ELF 4 that intercepted 1.29 meters grading 3.45g/t 3 PGEs plus gold (PTM News Release March 27, 2003). The ELF 4 and ELF 10 area will be trenched for further information on the extent of this area with more normal UG2 grades.

The current results indicate that the UG2 horizon is affected by a large pothole or disruptive feature in the southeast portion of the Elandsfontein property, and thus exhibits lower than typical grade. Local variations in the UG2 and Merensky reef horizons are common throughout the Bushveld Complex, including “potholes” where the reefs occur, but are not as well layered. The UG2 reef in the area of ELF-4 and ELF-10 is believed to have potential for limited open cast material, and a trenching program will attempt to delineate this. The focus of continued drilling is now on both open cast and underground potential on the Merensky Reef, as outlined above.

Drilling Results Details – UG2 Reef Drilling

Hole No	Grid West (m)	Grid South (m)	From (m)	To (m)	Thickness (m)	Pt (ppb)	Pd (ppb)	Rh (ppb)	Au (ppb)	Pt+Pd+Rh+Au (g/t)
ELF-05	251	0								no recovery
ELF-06	-55	29	44.11	44.83	0.65	372	277	58	10	0.717
ELF- 07	3	37	35.91	36.18	0.24	433	223	67	10	0.733
ELF- 08	64	35	36.52	36.85	0.30	304	32	33	1	0.371
ELF-09	118	31								no recovery
ELF- 10	186	35	45.88	46.23	0.32	2896	2968	491	94	6.450
ELF-11	-108	63	23.82	24.41	0.53	482	298	108	10	0.898
ELF-12	-48	64								no recovery
ELF-13	10	66								no recovery
ELF-14	58	64	28.52	29.58	0.98	483	225	109	7	0.825
ELF-15	104	62								no recovery

Holes ELF-5 through ELF-10 were drilled prior to the full recognition of the pothole feature and its influence on grade in the area of holes ELF 1 through 4 and these holes where targeted in the same area and up dip of these holes. Holes ELF 5, 12, 13, and 15 all failed to reach or to provide recovered core at the target depth and therefore no results are expected from these holes.

The company has an option agreement to purchase 100% of the mineral rights of portions of Elandsfontein under terms announced December 16, 2002. PTM also holds options to purchase mineral rights approximately 4 kilometers to the northwest at Onderstepoort as announced January 24, 2003. The position and attitude of the Merensky Reef at Elandsfontein is an important confirmation of the potential to the northwest on PTM’s large mineral rights option at Onderstepoort.

Qualified Person and Quality Assurance and Control

Dr. Gerhard Meintjes of GeoActiv Dynamic Geological Services has acted as the Qualified Person for Platinum Group Metals RSA Pty Ltd., a wholly owned subsidiary of PTM, on the Elandsfontein Project. He is registered with the South African Council for Natural Scientific Professionals (“SACNASP”). GeoActiv has extensive relevant experience in the Bushveld Complex including large scale drilling programs and resource assessments. For PTM, drill core is split or sawn with half being retained for future study. The samples collected from the second half of the drill core are sealed on site and transported directly to the analytical lab. PTM has inserted blind duplicates and standards in the assay sample stream as a part of its internal Quality Assurance and Quality Control program (“QAQC”).

Lakefield Research Africa (Pty) Limited in Johannesburg completed the above noted assays for platinum, palladium, rhodium and gold by standard fire assay methods that included their own internal quality control program of standards. This laboratory has experienced a delay in providing results as a result of a large volume of activity in the PGE exploration field. PTM has opted to have some material assayed in Canada to accelerate some of its results.

About Platinum Group Metals

Platinum Group Metals Ltd. is based in Vancouver BC, Canada and has active exploration programs in the Lac Des Iles and Sudbury regions of Canada and the Western and Northern limbs of the Bushveld Complex, South Africa. The Company was founded in 2000 with the vision of tight physical markets for platinum group elements by 2005 and the Company continues to look towards expanding its portfolio of projects.

PTM is a significant mineral rights holder in the northern and western Bushveld and is planning to continue its acquisition of mineral rights in South Africa and the Bushveld Complex. The Company is supportive of the new initiatives of the government of South Africa in the Mineral Bill and Mining Charter.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

  President, Director

For further information on behalf of Platinum Group Metals Ltd. contact:

R. Michael Jones, President (604) 899-5450

John Foulkes, IR (866) 899-5450

Larry Roth (732) 792-2200

Platinum Group Metals Ltd.

Platinum Group Metals Ltd.

Roth Investor Relations

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
PLATINUM GRO UP METALS LTD.
800 - 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899 -5450
Facsimile: (604) 484 -4710

ITEM 2.	DATE OF MATERIAL CHANGE

June 9, 2003

ITEM 3.	PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated June 9, 2003

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Elandsfontein Drilling Continues to Intercept Merensky Platinum Reef

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated June 9, 2003.

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)
N/A

ITEM 7.	OMITTED INFORMATION

N/A
ITEM 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 16th day of June 2003.

Platinum Group Metals Ltd.

"R. Michael Jones"
R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No. 03-60	News Release	June 9 2003

ELANDSFONTEIN DRILLING CONTINUES TO INTERCEPT MERENSKY PLATINUM REEF

Drilling by Platinum Group Metals Ltd (PTM: TSX-V) on the Elandsfontein property, immediately adjoining Anglo Platinum’s Bafokeng Rasimone Platinum Mine, continues to intercept the Merensky platinum bearing reef.  Grades of the intercepts with assays received are detailed in the table below. Intercepts include 6.29 g/t three Platinum Group Elements and Gold (3PGE+Au) over 2.55 meters in hole ELF22.

In addition to the new intercepts reported below, further sampling beneath the previously announced intercepts in hole ELF 18 has increased the grade and thickness of the intercepts as listed in the table.

PTM has an option agreement to purchase 100% of the mineral rights of portions of Elandsfontein under terms announced December 16, 2002. PTM also holds options to purchase mineral rights approximately 4 kilometers along strike to the northwest at Onderstepoort as announced January 24, 2003.

Hole No	Grid West (m)	Grid South (m)	From	To	Intercept	Pt	Pd	Rh	Au	Pt+Pd+Rh+Au
			(m)	(m)	(m)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)
ELF17W2	851	-473	144.50	145.20	0.63	1.61	0.99	0.11	0.41	3.12

ELF18W2	748	-413	134.34	135.69	1.26	5.68	3.04	0.24	0.60	9.56
ELF18W3	748	-413	133.50	136.35	2.66	5.24	2.73	0.28	0.59	8.84
ELF18W4	748	-413	133.68	135.33	1.54	2.19	1.12	0.11	0.20	3.62

ELF-22	900	-369	91.32	94.15	2.55	4.03	1.71	0.15	0.39	6.29
Including			91.50	92.60	0.99	7.71	3.20	0.23	0.67	11.82

Intercepts marked with “W” are wedged deflections from the same mother hole. These additional intercepts are not drilled on all holes but are used to provide additional grade assessment on the deeper holes. Hole ELF18W1, a deflection on the UG2 Chromitite Layer, does not have significant values. Holes ELF16, ELF17W1, ELF17W3, ELF17W4, ELF19, ELF20 and ELF21 all have sampling and assaying pending. The geological setting of the area is complex and a number of holes are being re-sampled and interpreted.

Qualified Person and Quality Assurance and Control

Dr. Gerhard Meintjes of GeoActiv Dynamic Geological Services has acted as the Qualified Person for Platinum Group Metals RSA Pty Ltd., a wholly owned subsidiary of PTM, on the Elandsfontein Project. He is registered with the South African Council for Natural Scientific Professionals (“SACNASP”). GeoActiv has extensive relevant experience in the Bushveld Complex including large scale drilling programs and resource assessments. For PTM, drill core is split or sawn with half being retained for future study.

The samples collected from the second half of the drill core are sealed on site and transported directly to the analytical lab. PTM has inserted duplicates and standards in the assay sample stream as a part of its internal Quality Assurance and Quality Control program (“QAQC”).

Chemex Labs in Vancouver completed the above noted assays for platinum, palladium, rhodium and gold by standard fire assay methods that included their own internal quality control program of standards.

ABOUT PTM

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa. The Company was founded in 2000 with the vision of tight physical markets for platinum group elements by 2005 and with respect to platinum this is on track.

PTM holds significant mineral rights in the northern and western Bushveld and is planning to continue its acquisition of mineral rights in South Africa and the Bushveld Complex. The Company is supportive of the new initiatives of the government of South Africa in the Mineral Bill and Mining Charter.

The Company is the largest mineral rights holders in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario and PTM has a separate active joint venture with Anglo Platinum, the world’s largest producer of platinum, near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

  President, Director

For further information on behalf of Platinum Group Metals Ltd. contact:

R. Michael Jones, President (604) 899-5450

John Foulkes, IR (866) 899-5450

Larry Roth (732) 792-2200

Platinum Group Metals Ltd.

Platinum Group Metals Ltd.

Roth Investor Relations

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
PLATINUM GRO UP METALS LTD.
800 - 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899 -5450
Facsimile: (604) 484 -4710

ITEM 2.	DATE OF MATERIAL CHANGE

June 9, 2003

ITEM 3.	PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated June 27, 2003

ITEM 4.	SUMMARY OF MATERIAL CHANGE

PTM RSA appoints Mr. John Gould as Managing Director

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated June 27, 2003.

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)
N/A

ITEM 7.	OMITTED INFORMATION

N/A
ITEM 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 27th day of June 2003.

Platinum Group Metals Ltd.

"R. Michael Jones"
R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No. 03-61	News Release	June 27 2003

PLATINUM GROUP METALS RSA (PTY) LTD. APPOINTS
MR. JOHN GOULD AS MANAGING DIRECTOR

Platinum Group Metals Ltd. (TSXV:PTM) is pleased to announce that Mr. John Gould, BSc., BSc. Honours, has accepted an appointment to become the Managing Director of its wholly owned South African subsidiary, Platinum Group Metals RSA (Pty) Ltd.  Mr. Gould is a senior mining executive with over 21 years of experience working for companies in South Africa such as Goldfields of South Africa, Johannesburg Consolidated Investments and Harmony Gold Mining Company Limited.  Mr. Gould has served as a mine manager and geologist in both gold and platinum mining operations.  Mr. Gould’s mining experience includes production geology in an ultra deep gold mining scenario, trackless mining and design and mine conversion and restructuring.  He served for several years as a production geologist for Rustenburg Platinum Mines Amandelbult on the Western Bushveld Complex where he gained extensive shaft-sinking experience.  As the Mine Manager of a Witwatersrand gold mine for Harmony, Mr. Gould was responsible for production and financial profiles.  Mr. Gould then moved to the New Business Division where he was involved in target generation, optimization of contiguous properties and mergers and acquisitions.

Mr. Gould has already familiarized himself with the operations of Platinum Group Metals RSA and is now in the process of establishing a permanent office for the company in Johannesburg.  Mr. Gould is also in the process of evaluating the company’s platinum properties, operations and acquisition plans.

In conjunction with his appointment, Platinum Group Metals Ltd. has granted Mr. Gould 150,000 incentive stock options exercisable at a price of $0.50 per share for a period of five years.  These options will vest to Mr. Gould four months after the date upon which they are formally granted.  The grant of these options is subject to the approval of the Board of Directors and the rules and regulations of the TSX Venture Exchange and the British Columbia Securities Commission.

About Platinum Group Metals

Platinum Group Metals Ltd. is based in Vancouver BC, Canada and has active exploration programs in the Lac Des Iles and Sudbury regions of Canada and the Bushveld Complex of South Africa.  The Company was founded in 2000 with the vision of tight physical markets for platinum group elements by 2005 and the Company continues to look towards expanding its portfolio of projects.

PTM is a significant mineral rights holder in the northern and western Bushveld and is planning to continue its acquisition of mineral rights in South Africa and the Bushveld Complex.  The Company is supportive of the new initiatives of the government of South Africa in the Mineral Bill and Mining Charter.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

  President, Director

For further information on behalf of Platinum Group Metals Ltd. contact:

R. Michael Jones, President (604) 899-5450

John Foulkes, IR (866) 899-5450

Larry Roth (732) 792-2200

Platinum Group Metals Ltd.

Platinum Group Metals Ltd.

Roth Investor Relations

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	X Schedule A Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	Platinum Group Metals Ltd.

ISSUER ADDRESS	Suite 800 – 409 Granville Street Vancouver BC, V6C 1T2

ISSUER TELEPHONE NUMBER	(604) 899-5450

CONTACT PERSON	R. Michael Jones

CONTACT’S POSITION	President

CONTACT TELEPHONE NUMBER	(604) 899-5450

CONTACT E-MAIL ADDRESS	rmjones@platinumgroupmetals.net

WEBSITE ADDRESS	www.platinumgroupmetals.net

FOR QUARTER ENDED	May 31, 2003

DATE OF REPORT	July 29, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

R. Michael Jones	“R. Michael Jones”	03/07/29
NAME OF DIRECTOR	SIGN	DATE SIGNED
Frank R. Hallam	“Frank R. Hallam”	03/07/29
NAME OF DIRECTOR	SIGN	DATE SIGNED

PLATINUM GROUP METALS LTD.

(Development Stage Company)

INTERIM BALANCE SHEET

MAY 31, 2003

(UNAUDITED – PREPARED BY MANAGEMENT)

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

INTERIM BALANCE SHEET

	MAY 31, 2003	AUG 31, 2002
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,461,969	$898,907
Accounts receivable (Note 4)	123,248	345,442
Prepaid expenses	14,297	58,498
	1,599,514	1,302,847
INVESTMENTS
Investments Active Gold Group Ltd. (Note 5)	160,327	-
Marketable Securities (Note 5)	97,700	93,500
Mineral Properties (Note 6)	3,971,736	2,951,089
	4,229,763	3,044,589

CAPITAL ASSETS (Note 7)	47,747	25,611
	$5,877,024	$4,373,047

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$98,700	$111,428
FUTURE INCOME TAXES	431,400	431,400
	530,100	542,828
SHARE CAPITAL AND DEFICIT
SHARE CAPITAL (Note 8)	8,974,078	6,430,482
DEFICIT	(3,627,154)	(2,600,263)
	5,346,924	3,830,219

	$5,877,024	$4,373,047

CONTINUING OPERATIONS (Note 1)

COMMITMENTS (Note 11)

APPROVED BY DIRECTORS:

“R. Michael Jones”

_________________________________

“Frank R. Hallam”

__________________________________

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2003

	Three Months Ended MAY 31, 2003	Three Months Ended May 31, 2002	Nine Months Ended MAY 31, 2003	Nine Months Ended May 31, 2002
			$	$
EXPENSES
Amortization	5,722	3,222	10,230	7,909
Annual general meeting	140	1,578	27,060	1,578
Bank charges & interest	444	951	1,296	951
Filing and transfer agent fees	3,158	11,063	36,183	20,799
Foreign Exchange	15,090	702	12,126	702
Insurance	-	4,130	4,095	5,832
Management and consulting fees	51,714	38,512	161,733	121,889
News Releases, printing & mailout	4,440	6,493	11,158	6,493
Office and miscellaneous	9,704	7,597	26,218	22,419
Professional fees	38,960	68,383	98,923	114,514
Rent	9,190	4,505	27,470	12,156
Salaries and benefits	65,763	31,552	104,196	55,902
Shareholder relations	37,606	49,147	147,136	127,892
Telephone	5,073	4,463	12,943	10,623
Travel and promotion *	20,314	19,387	63,996	27,350
Part XII.3 interest	12,245	-	21,958	47,391
	(279,563)	(251,685)	(766,721)	(584,400)

REVENUE
Interest Income ¥	9,376	(7,797)	20,420	8,694
Services Revenue	9,826	-	11,054	-
Finders Fee	100,000	-	100,000	-
Expense Recoveries	7,500	-	8,169	-
	126,702	(7,797)	139,643	8,694

LOSS BEFORE OTHER ITEM	(152,861)	(259,482)	(627,078)	(575,706)

OTHER ITEM
Property investigations *	2,165	(23,495)	28,100	28,404
Mineral property costs written off	5,086	673,245	385,479	1,011,611
Loss on sale of marketable securities	(17,630)	-	(13,766)	-
	10,379	(649,750)	(399,813)	(1,040,015)

LOSS FOR THE PERIOD	(142,482)	(909,232)	(1,026,891)	(1,615,721)

DEFICIT, beginning of period	(3,484,672)	(1,539,132)	(2,600,263)	(832,643)
DEFICIT, end of period	(3,627,154)	(2,448,364)	(3,627,154)	(2,448,364)

* Note:

Amounts for Travel for property investigation purposes have been reclassified from Travel and promotion expense to Property investigation expense on May 31, 2002.

¥ Note: three months ended May 31, 2002 includes a correction to accrued interest.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2003

	Three Months Ended May 31, 2003	Three Months Ended May 31, 2002	Nine Months Ended May 31, 2003	Nine Months Ended May 31, 2002
			$	$
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Loss for the period	(142,482)	(909,232)	(1,026,891)	(1,615,721)
Add items not affecting cash:
Amortization	5,722	3,222	10,230	7,909
(Gain) Loss on sale of marketable securities	(17,630)	-	(13,766)	-
Write Off Mineral Property	5,086	673,245	385,479	1,011,611
Finders Fee	(100,000)		(100,000)
Net change in non-cash working capital	(157,849)	(174,552)	253,667	(54,738)
	(407,153)	(407,317)	(491,281)	(650,939)
FINANCING ACTIVITIES
Issuance of shares	49,875	418,600	2,527,456	2,111,360
Special warrants	-	-	-	-
Obligation to issue shares	-	-	-	-
	49,875	418,600	2,527,456	2,111,360
INVESTING ACTIVITIES
Acquisition of capital assets	(25,873)	-	(32,366)	(17,613)
Acquisition cost of mineral properties	(115,508)	(171,404)	(438,669)	(1,795,448)
Exploration & development expenditures	(380,555)	(38,054)	(1,052,092)	(719,655)
Investment in Active Gold Group Ltd.	-	-	(160,327)	-
Recoveries from mineral properties	55,275		55,275
Purchase of securities				(76,250)
Proceeds on sale of marketable securities	67,630	-	155,066	-
	(362,642)	(209,458)	(1,473,113)	(2,608,966)
INCREASE (DECREASE) IN CASH & EQUIVALENTS	(756,309)	(198,175)	563,062	(1,148,545)
CASH & EQUIVALENTS, beginning of period	2,218,278	594,176	898,907	1,544,546
CASH & EQUIVALENTS, end of period	1,461,969	396,001	1,461,969	396,001

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the period ended May 31, 2003, the Company issued 47,696 common shares with a value of $16,140 in connection with the acquisition of mineral properties.

During the period ended May 31 2003, the Company received marketable securities with a fair value of $45,500 relating to option payments received and applied to mineral property costs as recoveries.

SUPPLEMENTARY INFORMATION ON CASH FLOWS:

During the period no interest or income tax expenses were paid.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

1.

CONTINUING OPERATIONS

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”).  Old Platinum was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations.  New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd.  Later, on March 22, 1999 the Company was renamed New Millennium Metals Corporation.  As a result of the amalgamation both New Millennium and Old Platinum ceased to exist as of February 18, 2002.  However, as a result of the amalgamation, a new company also named Platinum Group Metals Ltd. was formed as of February 18, 2002 and it assumed all of the rights and obligations of the two predecessor corporations.  As described in Note 3, Old Platinum was identified as the acquirer and the business combination was recorded as a purchase of New Millennium by Old Platinum.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Ontario and the Republic of South Africa.  The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  The Company defers all acquisition, exploration and development costs related to mineral properties.  The recoverability of these amounts is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below.

(a)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary.  During 2002, the Company formed a 100% South African subsidiary named Platinum Group Metals (RSA) (PTY) Ltd. for the purposes of holding mineral rights and conducting operations on behalf of the Company in the Republic of South Africa.  All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)

Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment.  The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values.  If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (“AcG 11”). The guideline addresses three distinct issues including (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure.  Recently, the Emerging Issues Committee issued Abstract 126, Accounting by Mining Enterprises for Exploration Costs, which provided further guidance on AcG 11.  Abstract 126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.  The Company has reviewed and determined that implementation of this Abstract has no material effect on the results of operations or financial position of the Company.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments with an original maturity of 90 days or less.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

 (d)

Marketable securities

Marketable securities are recorded at the lower of cost or fair market value.

(e)

Capital assets

Capital assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer hardware

30%

Computer software

30%

Office furniture and equipment

20%

(f)

Stock-based compensation plan

The Company has established a stock-based compensation plan, which is described in Note 7 (c).  No compensation expense is recognized for these plans when stock or stock options or share purchase warrants are issued at fair value to employees or directors.  Any consideration paid by employees or directors on exercise of stock options or purchase of stock is credited to share capital.

 (g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h)

Earnings (loss) per common share

As of September 1, 2001, the Company retroactively adopted the treasury stock method for the calculation of diluted earnings per share in accordance with a new Canadian Institute of Chartered Accountants accounting standard.  As a result of this change, diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year.  Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive.  The impact of this change in accounting policy on the current and comparative diluted earnings per share was not material.

(i)

Financial instruments

The carrying values of cash, short-term investments, marketable securities, amounts receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values.

 (j)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from those reported.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

(k)

Comparative figures

Certain of the prior year comparative figures have been reclassified to conform with the current year’s presentation.

3.

AMALGAMATION

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation.  Under the terms of the arrangement, in exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium.  The new Platinum Group Metals Ltd. issued and delivered 5,468,421 shares to the shareholders of New Millennium.  Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments were converted according to a ratio of 1.65:1.  This business combination has been accounted for as a purchase transaction with the predecessor company, Platinum Group Metals Ltd., identified as the acquirer.  Consideration to the shareholders of New Millennium Metals Corporation consisted of 5,468,421 shares of the Company at a price of $0.24 per share.  Costs of the amalgamation totaled $231,325.  The total cost to the Company was therefore $1,541,710.  The results of operations and financial position of New Millennium were consolidated with the accounts of the Company with effect from February 18, 2002.

The fair value of assets acquired is as follows:

Current assets	$81,206
Mineral properties	1,930,444
Capital assets	3,697
Accrued liabilities	(164,637)
Future income tax liability	(309,000)
$1,541,710

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

4.

AMOUNTS RECEIVABLE

	MAY 31 2003	AUG 31 2002
Advances receivable[1]	$26,085	$35,358
Goods and Services Tax recoverable	43,700	31,877
Interest receivable	11,505	4,322
Subscriptions receivable[2]	-	267,674
Active Gold Group Ltd.	31,624	5,911
Other	10,334	300
	$123,248	$345,442

1

Advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business, bear no interest and are due on demand.

2

At August 31, 2002, 340,211 common shares of the Company were issued upon the conversion of 340,211 share purchase warrants.  Proceeds on the exercise of these warrants were received subsequent to August 31, 2002.

5.

INVESTMENTS AND MARKETABLE SECURITIES

(a)

Investment in Active Gold Group Ltd.

Active Gold Group Ltd. (“AGG Canada”) was incorporated under the Canada Business Corporations Act with one share issued to Platinum Group Metals Ltd. on June 11, 2002.  In August of 2002 AGG Canada acquired 100% of private corporation in the Republic of South Africa and re-named it Active Gold Group RSA (Pty) Limited (“AGG RSA”).  This subsidiary company serves AGG Canada as an operating and holding entity.  Later in 2002 the company, along with other co-founders and commercial investors, subscribed for a further 5,457,140 common shares of AGG Canada in exchange for total proceeds to AGG Canada of $685,993.  In total the company has acquired 1,461,905 shares of AGG Canada at a cost of $$160,327 and now owns 26.79% of AGG Canada.

During later 2002, and up until the time of writing, AGG RSA has been working to acquire and successfully permit a 5,000 ha exploration and development project named the Rooderand Gold Project.  The project is located near the town of Potchefstroom in the central Witwatersrand Basin and is known to host gold bearing conglomerates of the Kimberly Reef Formation, based on the work of past operators.

AGG Canada is currently a private corporation with intentions to file an Initial Public Offering.  It is expected that the company’s ownership interest in AGG Canada will eventually fall below 20%.  AGG Canada presently shares common directors and officers with the Platinum Group Metals Ltd. and is domiciled in the company’s office.  Any transactions between the company and AGG Canada are completed on standard commercial terms.  Advances by the company to AGG Canada are related to commercial activity in the normal course of business and are repayable upon demand.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

(b)

Marketable Securities

Shares Held

May 31, 2003

August 31, 2002

Goldrush Resource Ltd.

200,000

  (Aug –  nil  )

$   8,000

$         nil

MAG Silver Corp.

100,000

  (Aug –  nil  )

$ 50,000

$         nil

Pacific Northwest Capital Corp.

  79,000

  (Aug – 170,000)

$ 39,700

$  93,500

During the period the company received 200,000 shares of Goldrush Resource Ltd. as option payment for properties owned by the company in the West Sudbury Basin, Ontario.  See note 6. (a)(ii).

During the period the company received 200,000 shares of MAG Silver Corp. as a finders’ fee for introducing MAG to several silver properties located in Mexico.  During the period the company sold 100,000 of the shares received for net proceeds of $67,630.

Since June of 2000 the company has received 275,000 shares of Pacific Northwest Capital Corporation (“PFN”) as option payment for the Agnew Lake property located near Sudbury, Ontario.  During the period the company sold 166,000 PFN shares for net proceeds of $87,436.  Earlier, during 2002 the company sold 30,000 PFN shares for proceeds of $16,880.  See note 6. (a)(i).

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES

Details of mineral properties are as follows:

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES (Continued)

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES (Continued)

		MAY 2003	AUG 2002	AUG 2001
Mineral property acquisitions		$454,809	$2,195,517	$171,722
Assays		121,521	156,324	34,945
Drilling		357,672	232,441	374,205
Geological		318,508	300,010	270,084
Geophysical		35,989	129,964	64,474
Maps, fees and licenses		36,482	22,782	10,070
Research		-	-	4,225
Surveys		-	-	11,820
Travel		35,945	83,741	1,875
Overhead		4,865	52,533	11,892
		1,365,791	3,173,312	955,312
Less recoveries	*	(40,335)	198,709	300,000
		1,406,126	2,974,603	655,312
Total, beginning of year		2,951,089	1,067,357	419,370
Less amounts written off		385,479	1,090,871	7,325
		2,565,610	(23,514)	412,045
Total, end of year or period		$3,971,736	$2,951,089	$1,067,357

* Pursuant to an agreement dated April 12, 2002, the Company optioned Wheaton River Minerals Ltd. the right to earn up to a 25% interest in the Shelby Lake and Lac des Iles River properties in exchange for funding up to $400,000 in exploration expenses on the two properties.  For the initial $200,000 worth of the required expenditures Wheaton River could earn a 10% interest in the two properties.  However, once the initial $200,000 was spent, either Wheaton River or the Company could elect to convert all of Wheaton River’s rights and interests to the properties into common stock of the Company at a price of $0.35 per share for the work funded to date.  During the period $200,061 in work was completed by Wheaton River. Wheaton River then exercised its option and converted their rights and interests into 571,603 common shares of the Company, thus terminating the option agreement.  As a result, $143,209 in recovered costs at August 31, 2002 were reversed during the period, resulting in a net expense of $40,335 at May 31, 2003.

(a)

Sudbury

(i)

Agnew Lake

Pursuant to an agreement dated March 1, 1999, New Millennium acquired an option to earn a 99% interest in 38 claims located near Sudbury, Ontario known as the Agnew Lake property in exchange for option payments of $170,700 (of which $125,700 has been paid) and 60,606 shares (all of which have been paid) over a five-year period.  In addition, New Millennium, or its assignee, must complete a total work commitment of $2,000,000 over an unspecified period of time. The vendors retain a 2% royalty interest. The Company staked an additional 182 contiguous claims that are also included under the terms of the above-noted agreement.

At August 31, 2002 the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $1,594,945 to be performed through a joint venture arrangement with Pacific North West Capital Corporation (“PFN”) and Kaymin Resources Limited (“Kaymin”), a subsidiary of Anglo American Platinum Corporation Limited.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

 (i)

Agnew Lake (continued)

New Millennium optioned the Agnew Lake property to PFN on June 18, 2000.  PFN may acquire 50% of the Company’s rights and interests in Agnew Property by issuing 50,000 shares to the Company, (which have been received), making cash payments to the Company totaling $200,000 over four years, (of which $100,000 has been received) and completing $500,000 in exploration over four years.  In the event that PFN does not incur the required $500,000 in exploration expenses on its own account, they may exercise their option by payment to the Company of any remaining unspent balance in PFN common shares.

In late 2001 New Millennium and PFN agreed to amend the Agnew Lake Option Agreement so that PFN will make four annual payments of 75,000 PFN common shares towards the exercise of their option.  It was agreed that these shares not be valued at less than $0.60 per share for the purpose of exercising PFN’s option.  To the date of writing, the Company has received three payments of 75,000 PFN shares towards the exercise of PFN’s option.  PFN has not reported any exploration expenditures spent on the project to its own account.

PFN is the project operator and will be responsible for completion of all assessment and filing requirements as long as it remains operator.

On June 22, 2001 New Millennium and PFN optioned their interests in the property to Kaymin Resources Limited (“Kaymin”). Kaymin may acquire a 50% interest in the combined rights and interests of New Millennium and PFN by making cash payments of $200,000 to each party (which have been received) and incurring exploration expenditures of not less than $6,000,000 by December 31, 2004.  Kaymin’s work expenditures will satisfy the balance of the Company’s total work commitment to the original vendors. Kaymin can earn an additional 10% by completing a bankable feasibility study and arranging financing for any development or construction.

On November 1, 2001 New Millennium and PFN entered into an option agreement with ProAm Explorations Corporation to acquire a 100% interest in three additional claims adjacent to the Agnew Lake property by making cash payments of $30,000 ($11,500 paid), issuing 29,091 shares of the Company, 18,181 of which have been issued to February 28, 2003, and 21,000 shares of PFN over two years and completing $400,000 in exploration expenditures over a four-year period.

Under the terms of the agreement, these claims become part of the Agnew Lake property and are subject to the PFN and Kaymin option agreements existing on that property. The claims are subject to a 2.5% NSR royalty.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

(ii)

West Sudbury Basin

Pursuant to an agreement dated June 5, 2002 and amended October 17, 2002, and amended April 1, 2003 the Company granted an option to Goldrush

Resource Ltd. (formerly Arcata Resources Corp. ) whereby they may acquire a 60% interest in the Company’s Levack, Windy Lake and Cascaden-Ministic properties located in the West Sudbury basin area of Ontario.  To earn its interest Goldrush must make cash payments to the Company totaling $143,000 ($3,000 received), issue to the Company 500,000 common shares of Goldrush (200,000 shares received) and spend $1.5 million on exploration expenditures over a five year period. Goldrush will also be responsible to maintain the Company’s requirements pursuant to underlying option agreements on the Levack and Windy Lake claims by making the remaining cash payments to the vendors totaling $97,000 ($2,000 received) over five years.

(b)

Thunder Bay

(i)

Pebble

Pursuant to an agreement dated March 29, 2000, and amended Oct. 31, 2000, Dec. 3, 2001, Sept. 18, 2002, and Oct. 17, 2002, the Company acquired an option to earn a 51% interest in 96 mineral claims located near Thunder Bay, Ontario known as the Pebble property in exchange for cash payments of $34,000 (of which $24,000 has been paid) and the expenditure of $500,000 in exploration within 5 years from the date of the agreement.  The Company was originally obligated to pay $5,000 (paid) and incur $100,000 ($85,158 incurred) in exploration expenditures prior to March 30, 2001 in order to keep the option in good standing.  The Company has been granted an extension to July 31, 2003.  The Company can earn an additional 9% interest in the property by completing a feasibility study within 36 months of earning the 51% interest described above.

 (ii)

South Legris

Pursuant to an April 2000 agreement, amended Oct. 31, 2000 and an underlying agreement dated Feb. 14, 2000, the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (of which, $68,300 has been paid) and the expenditure of $1,000,000 ($486,510 incurred) in exploration expenditures within 5 years of the date of the agreement.  The Company also has an option to acquire an additional 10% interest by completing a feasibility study within 36 months of earning the 50% interest described above.  The underlying Vendors retain a 2% NSR Royalty on the property.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

(iii)

Stucco

Pursuant to an option agreement dated September 27, 2001, amended September 18, 2002, and an underlying agreement dated September 21, 2001, the Company has an option to acquire a 51% undivided interest in 298 units known as the Stucco property located in the Thunder Bay Mining District, Ontario. To acquire the interest the Company must pay $65,000 (of which $40,000 has been paid) and incur $1,000,000 ($336,848 incurred) in exploration expenditures within 4 years of the date of the agreement.  The Company has an option to acquire an additional 9% interest in the property by completing a feasibility study within 36 months of the notice that the Company has earned the 51% interest in the property described above. The Company has also agreed to reimburse the optionor at market price, but not to exceed $2.00 per share, for 50,000 shares of the optionor to be issued under the terms of the underlying agreement.

According to the underlying agreement, the underlying vendors retain a 2% net smelter royalty return.  If commercial production does not commence within 4 years and/or 6 years of regulatory approval, advance royalty payments of $5,000 per annum and $10,000 per annum respectively will be payable to the vendors.  The optionors can purchase 1% of net smelter royalty return for from the vendors for $1,000,000 at any time.

 (c)

Lac des Iles

(i)

Shelby Lake

On June 28, 2000, the Company entered an option agreement to earn up to 60% interest in the Shelby Lake property in the Lac des Iles area in Ontario.  To earn a 50% interest the Company is required to make cash payments to the optionor of $10,000 by September 28, 2000 (which have been paid), issue 30,303 shares to the optionor (which have been issued) and complete $500,000 in exploration expenditures over a four-year period, $418,206 of which has been incurred to May 31, 2003 (August 31, 2002 - $275,602; December 31, 2001 - $172,428).

The Company may earn a further 10%, for a total of 60%, by expending a further $500,000 over an additional 30-month period. Under the terms of an underlying agreement dated February 7, 2000 the property is subject to a 2% NSR royalty, of which the Company can purchase back one half for $500,000.

(ii)

Taman Lake Project

Pursuant to option agreements dated February 7, 2000 New Millennium has acquired an option to earn an undivided 100% interest in the Taman, and Taman East properties.  To exercise its option the Company must make payments of $97,500 over three years ($67,500 of which has been paid to May 31, 2003) and issue 91,183 shares over three years (71,183 of which have been issued to May 31, 2003). The project is subject to a 3% NSR royalty, of which the Company may buy one half for $1,000,000.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

(iii)

Senga and Tib

The Company acquired these claims by staking on March 20, 2000.  They are located in the Lac des Iles region of Ontario and consist of 6,384 hectares. These properties are contiguous with the Company's Taman and Dog River holdings in the same area.

(iv)

Dog River

By way of an option agreement dated May 1, 2000 New Millennium acquired an option to earn a 60% interest in the Dog River property, located in the Lac Des Iles area, from Fort Knox Gold Resources Inc. (“Fort Knox”). Fort Knox in turn held an option to acquire 100% of property from an underlying vendor.  To earn a 50% interest New Millennium was required to make payments of $50,000 over three years, $30,000 of which was paid to December 31, 2001, issue 30,303 shares over two years, of which 15,152 were issued to December 31, 2001 and complete exploration expenditures of $500,000 over four years, $68,402 of which have been incurred to December 31, 2001.  New Millennium could earn an additional 10% interest by incurring a further $500,000 in expenditures.

On February 18, 2002 the Dog River option agreement with Fort Knox was extinguished and any and all of Fort Knox’s interest in the property were ceded to the Company and the Company has no further obligations to Fort Knox.  Coincident with this extinguishment the Company entered into an option agreement with the underlying vendor whereby it may earn a direct 100% interest in the Dog River Property.  To exercise its option under the new agreement the Company must make cash payments of $35,000 over two years, all of which has been paid and issue 60,000 shares over two years, all of which have been issued.

The property remains subject to a 2.5% NSR royalty in favour of the vendor. The Company has the right to purchase on half of this NSR royalty of the royalty for $1,500,000.

 (c)

Lac des Iles (Continued)

 (v)

Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the property by making payments to the optionors of $38,500 over three years, $33,500 of which has been paid to August 31, 2002, and completing exploration expenditures of $1,000,000 over five years, $382,946 of which has been incurred to May 31, 2003.  The Company can earn an additional 10% interest on completion of a feasibility study within a further three years.  Further work programs are scheduled on the property for 2003.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

(d)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company entered an option agreement with a vendor group of mineral rights holders whereby it may purchase an effective 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg, Republic of South Africa. The properties are comprised of the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property. The two properties are both located on the postulated extension of the Platreef near the PPRust Platinum mine operated by Anglo American Platinum Corporation Limited.  Costs of investigation and acquisition amounting to $187,820 had been incurred prior to the period end and these costs have been deferred.

The agreement allows the Company to purchase up to 100% of these mineral rights at any time over the next three years for US $475 per hectare in year one, or US $570 per hectare in year two, or US $690 per hectare in year three. In addition, the Company has agreed to pay prospecting fees to the mineral rights holders of US $2.50 per hectare in year one, US $2.75 per hectare in year two and US $3.25 per hectare in year three. The mineral rights holders retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US $1.4 million. A 5% finders fee on payments made to the mineral rights holders is payable to a South African consulting group retained by the Company in 2002.

(ii)

Ledig

The Company entered into an option agreement with Ledig Minerale Regte 909 JQ (pty) Ltd. (“Ledig Minerale”) to earn a 55% interest in Ledig Minerale’s holdings on the Ledig Farm property located in the Western Bushveld area of South Africa. At February 28, 2003 the Company had incurred $273,176 in acquisition and investigation costs relating to the property. Further payments and work by the Company were contingent upon completion of certain title confirmation procedures by Ledig Minerale and the granting of a valid prospecting license by the Government of the Republic of South Africa by February 28, 2003. These conditions were not met and the Company refused to waive them. The agreement was therefore terminated and all costs relating to the project were written off by the Company.

(iii)  Elandsfontein

The Company entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa. To earn its interests the Company made an initial payment to the Vendor of ZAR 150,000 (approx. C$29,500 at the time of payment). The Company must also pay a base price of ZAR 43 (C$7.99) per tonne of open castable economic resource on the property, to a minimum of ZAR 4,000,000 (approx. C$744,000). A further payment of ZAR 4.30 (approx. C$0.80) per tonne is due on any economic underground resource within 90 days of the receipt of a mining authorization. The Company was obligated to a ZAR 400,000 (about C$74,300) exploration program, and that obligation has been fulfilled and surpassed.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

(e)

Write-down of mineral properties

During the first two quarters of 2003 the carrying values of certain of the Company’s mineral properties were determined to be impaired, resulting in a write-down of mineral properties costs of $385,479 (Aug. 2002 - $1,090,871; Aug. 2001 - $7,325; Aug. 2000 - $Nil).

(f)

Acquisition of New Millennium Metals Corporation

On February 18, 2002 the Company completed an amalgamation with New Millennium Metals Corporation.  The Company acquired nineteen properties through the amalgamation.  These properties have been recorded on the books of the Company at a value of $1,930,444 representing an amount of $1,471,382 as the carrying value from the books of New Millennium plus an additional $459,062 representing the excess of fair value for the consideration given for the properties by the Company.

7.

CAPITAL ASSETS

	MAY 2003			AUG 2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer equipment and
software	$59,310	$24,889	$34,421	$20,710
Office furniture and
equipment	18,254	4,928	13,326	4,901
	$77,564	$29,817	$47,747	$25,611

8.

SHARE CAPITAL

(a)

Authorized

1,000,000,000 common shares without par value

(b)

Issued and outstanding

During the period ending May 31, 2003 the Company issued 47,696 common shares in connection with the acquisition of mineral properties at a fair value of $16,140.

During the period ending February 28, 2003 the Company issued 571,603 common shares in exchange for $200,061 worth of exploration work on the Shelby Lake and Lac des Iles River properties pursuant to an Option Agreement with Wheaton River Minerals Ltd. dated April 12, 2002.  In exchange for funding an initial $200,000 in work, Wheaton River could earn a 10% interest in the two properties, or they or the Company could elect to convert all of Wheaton River’s rights and interests to the properties into common stock of the Company, thus terminating the option agreement.  Wheaton River elected to convert their interest to shares.

On December 18, 2002 the Company announced the closing of a private placement for proceeds of $500,000.  A total of 1,000,000 units were issued at a price of $0.50 per share.  Each unit consisted of one common share and one half common share purchase warrant.  Each whole warrant is exercisable into one common share of the Company at a price of $0.75 until December 17, 2004.  No finder’s fee or commission was paid with respect to this private placement.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

 (b)

Issued and outstanding (Continued)

On December 23, 2002 the Company announced the closing of a private placements for an amount of $1,799,125.  All but $100,000 of this amount was brokered.  Proceeds of $767,875 were from the sale of 1,181,346 Flow Through Units at $0.65 per unit.  Each Flow Through Unit consisted of one flow through common share and one non-flow through common share purchase warrant exercisable at a price of $0.85 for a period of 12 months from the date of closing.  Proceeds of $1,031,250 were from the sale of 2,062,500 Non-Flow Through Units at a price of $0.50 per unit.  Each unit consisted of one common share and one half common share purchase.  A cash commission of $118,939 was paid on the brokered placements.  In addition, 304,385 broker’s warrants were issued, exercisable into one common share at a price of $0.75 until December 23, 2004.

During the period ended February 28, 2003, 714,272 shares of the Company were released from escrow.

During fiscal 2002 the Company issued 102,728 common shares in connection with the acquisition of mineral properties at a fair value of $36,509.

During fiscal 2002 the Company issued 1,327,500 common shares pursuant to a flow-through private placement at $0.25 per share, less issue costs of $12,000 for net proceeds of $319,875. These placements were completed at market value and there was no premium obtained by way of their flow-through nature.  The Company renounced $331,875 in Canadian exploration expenses to the purchasers of the flow-through shares and was required to incur the required expenditures on mineral properties in Canada by December 31, 2002.  At August 31, 2002, approximately $236,000 of this obligation remained outstanding.  Subsequent to year-end this requirement was met.

On January 30, 2002 the Company issued 250,000 common shares pursuant to a non-brokered private placement at $0.25 per share for total proceeds of $62,500.

On February 18, 2002 the Company completed an amalgamation by plan of arrangement with New Millennium Metals Corporation. The Company acquired all of the 9,022,895 issued and outstanding shares of New Millennium in exchange for 5,468,421 shares of the Company.

During fiscal 2002 the Company issued 1,403,572 common shares pursuant to a private placement at $0.28 per share for total proceeds of $393,000. There were 701,786 common share purchase warrants issued with the common shares which are exercisable at $0.36 per share until May 30, 2003.

On June 6, 2002 the Company closed a private placement of 3.2 million common shares at $0.25 per common share.  In connection with the placement the Company issued brokers warrants to purchase 319,000 shares at $0.25 per share until June 6, 2003.  Issue costs related to this placement totaled $70,038.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

8.

SHARE CAPITAL (Continued)

During fiscal 2001 the Company issued 3,195,391 common shares at $0.50 per share pursuant to initial public offering for net proceeds of $1,356,532 (after deducting expenses of the issue of $241,164).  The agents received 319,539 share purchase warrants exercisable at $0.50 per share up to March 22, 2003.

During fiscal 2001 the Company issued 2,383,090 flow-through shares at $0.55 per share for net proceeds of $1,107,771 (after deducting expenses of the issue of $202,929).  The Company renounced $1,310,700 in Canadian exploration expenses to the purchasers of the flow-through shares and was required to incur the required expenditures on mineral properties in Canada by December 31, 2002.  This requirement was met in 2002.  The agents received 238,309 share purchase warrants exercisable at $0.55 per share up to December 22, 2002. At November 30, 2002 there were 79,020 of these share purchase warrants outstanding. Subsequent to the end of the period 78,880 share purchase warrants were exercised and 140 share purchase warrants expired.

During fiscal 2001 210,000 common shares were issued in connection with the acquisition of mineral properties at a fair value of $57,050, at the date of issuance.

(c)

Incentive stock option agreement

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees.

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant.  The following table summarizes the Company’s options:

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

8.

SHARE CAPITAL (Continued)

The following table summarizes options outstanding and exercisable at May 31, 2003:

Range of Exercise Prices	Number Outstanding at MAY 31 2003	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at MAY 31 2003	Weighted Average Exercise Price
$0.55	815,000	2.65	$0.55	599,250	$0.55
0.350000	442,000	3.75	0.35	442,000	0.35
0.550000	165,000	3.75	0.55	165,000	0.55
0.55	85,000	2.54	0.55	85,000	0.55
0.60	300,000	4.05	0.60	300,000	0.60
0.70	25,000	4.55	0.70	25,000	0.70
0.750000	125,000	4.10	0.75	125,000	0.75
0.95	50,000	2.25	0.95	50,000	0.95
0.50	155,000	4.80	0.50	155,000	0.50
$0.35-$0.95	2,162,000	3.52	$0.54	1,946,250	$0.54

The Company granted 315,000 stock options to employees and consultants during the nine months ending May 31, 2003. The Company has elected to measure compensation costs using the intrinsic value based method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

Loss for the period as reported

$

(1,026,891)

Additional compensation expense

    (82,401)

Pro-forma loss

$

(1,109,292)

The following weighted average assumptions were used for the Black Scholes valuation of stock options granted during the period:

Risk-free interest rate

3.3%

4.1%

Expected life options

2 years

5 years

Annualized volatility

76%

76%

Dividend rate

0.00%

0.00%

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

8.

SHARE CAPITAL (Continued)

 (d)

Share purchase warrants

	Number of Warrants	Weighted Average Exercise Price
Issued to agents on issue of flow-through
special warrants	238,309	$0.55
Issued to agents on initial public offering	319,539	0.50
Exercised and converted to common shares	(2,000)	0.55
Balance at August 31, 2001	555,848	0.52
Purchase warrants on amalgamation with
New Millennium	1,114,695	0.88
Issued to private placement placees (Note 7 (b))	701,786	0.36
Issued to agents on brokered financing
(Note 7 (b))	319,000	0.25
Exercised and converted to common shares	(628,929)	0.66
Expired during the period	(753,878)	0.92
Balance at August 31, 2002	1,308,522	0.38
Issued to private placement placees (Note 7 (b))	2,712,596	0.79
Issued to agents on brokered financing
(Note 7 (b))	304,385	0.75
Exercised and converted to common shares	(549,990)	0.38
Expired during the period	(662,532)	0.39
Balance at May 31, 2003	3,112,981	0.68

 (d)

Share purchase warrants (Continued)

Of the 3,112,981 common share warrants outstanding at May 31, 2003, 96,000 are exercisable at $0.25 per warrant expiring on June 6, 2003, 1,835,635 are exercisable at $0.75 per warrant expiring on December 24, 2004, and 1,181,346 are exercisable at $0.85 per warrant expiring on December 24, 2003.

(e)

Share Capital Commitments

At August 31, 2002, the Company entered into a firm obligation to issue 30,000 shares (2001 - 10,000 shares) with a value of $9,000 (2001 - $2,600) in connection with acquisition of mineral properties. These shares have been issued during the period.

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

9.

RELATED PARTY TRANSACTIONS

During the period, transactions with related parties were recorded as follows:

(a)

Management fees, consulting fees and salaries of $128,144 (Aug. 2002 - $163,229; 2001 - $98,974) were incurred with directors.  As at May 31, 2003, an amount of $nil owing was included in accounts payable (Aug. 2002 - $4,858; Aug. 2001 - $4,371).

(b)

Accounting services of $4,100 (Aug. 2002 - $22,500; Aug. 2001 - $41,100) were incurred with a partnership in which a former officer has an interest.

(c)

Geological and administration fees of $54,275 (Aug. 2002 - $64,025; Aug. 2001 - $57,790) were incurred with an officer.  As at May 31, 2003, an amount of $nil owing was included in accounts payable (Aug. 2002 - $6,260; Aug. 2001 - $9,425).

(a)

On November 26, 2002 the Company purchased 1,461,904 shares of seed capital in Active Gold Group Ltd. for an average price of $0.11 per share.  This represents approximately a 27% interest in Active Gold Group at November 30, 2002. Active Gold Group is a private company incorporated in Canada and which was conceptualized and formulated by the Company.  Its business plan is to acquire and develop mature gold properties in South Africa. Active Gold is related to the Company by way of a common director and a common officer.  Active Gold Group has no earnings at present and losses from its operations are not proportionately included in these Consolidated Financial Statements.  At May 31, 2003 Active Gold owed the Company an amount of $31,524 for business costs.  See Note 5. (a) to these financial Statements.

10.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2002	2001
Statutory tax rates	0%	0%

Recovery of income taxes computed at standard rates	$801,640	$217,209
Tax losses not recognized in the period that the benefit arose	(348,040)	(217,209)
Future tax recovery	$453,600	$-

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets and liability are as follows:

	2002	2001
Future income tax assets
Operating loss carryforwards	$840,187	$248,707
Capital assets	7,151	4,199
Valuation allowance on future income tax assets	(847,338)	(252,906)
Net future income tax assets	$-	$-

Future income tax liability
Mineral properties	$431,400	$310,000
Net future income tax liability	$431,400	$310,000

11.

COMMITMENTS

 (a)

During the fiscal year the Company entered into an office space lease agreement for a period of three years commencing December 1, 2001, and amended February 10, 2003.  The payments are as follows:

2003	$49,722
2004	57,370
$107,092

12.

NET CHANGE IN NON-CASH WORKING CAPITAL

	Period Ended MAY 31 2003	Year Ended AUG 30 2002	Year Ended AUG 30 2001
Amounts receivable	$222,194	$43,097	$(115,909)
Prepaid expenses	44,201	(41,601)	(16,897)
Accounts payable	(12,728)	(203,762)	(24,042)
	$253,667	$(202,266)	$(156,848)

PLATINUM GROUP METALS LTD.

FORM 51-901F SECURITIES ACT

QUARTERLY REPORT AS AT:

MAY 31, 2003

(Unaudited – Prepared by Management)

13.

SUBSEQUENT EVENTS

On June 26, 2003 the Company gave written notice of its election to exercise its option to purchase the Elandsfontein property.  Under the terms of the option agreement the Company may purchase 100% of the 296 hectare property for a base price of ZAR 43 (approx. C$7.99) per tonne of open castable economic resource on the property, to a minimum of ZAR 4,000,000 (approx. C$744,000).  A further payment of ZAR 4.30 (C$0.80) per tonne is due on any economic underground resource within 90 days of the receipt of a mining authorization.  The company previously paid an initial payment to the Vendor of ZAR 150,000 (C$ 29,500 at time of payment).  The Company was also obligated to a ZAR 400,000 (approx. C$74,300) exploration program.  As of July 2003 the Company has completed exploration work on the property for more than $379,000 (approx. ZAR 2.039 million).  According to the terms of the agreement the Company must pay the Vendors 10% of the base purchase price within 30 days of October 1, 2003.  The balance of 90% is due to the Vendors within 90 days of the grant of a mining authorization.  As no resource has been calculated for the property at the present time, the Company’s obligation for the 10% payment amounts to 400,000 (approx. C$74,300).  See Note 6(d)(iii) for more details.

Subsequent events of a minor nature may be disclosed elsewhere within these financial statements.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
PLATINUM GRO UP METALS LTD.
800 - 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899 -5450
Facsimile: (604) 484 -4710

ITEM 2.	DATE OF MATERIAL CHANGE

August 6, 2003

ITEM 3.	PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated August 6, 2003

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Elandsfontein Project Exploration Continues More Drilling Planned

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated August 6, 2003.

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)
N/A

ITEM 7.	OMITTED INFORMATION

N/A
ITEM 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 6th day of August 2003.

Platinum Group Metals Ltd.

"R. Michael Jones"
R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No. 03-62	News Release	August 6, 2003

ELANDSFONTEIN PROJECT EXPLORATION CONTINUES

MORE DRILLING PLANNED

Drilling by Platinum Group Metals Ltd (PTM: TSX-V) on the Elandsfontein property, immediately adjoining Anglo Platinum’s Bafokeng Rasimone Platinum Mine, continues to intersect the platinum bearing reefs.  Grades of the intercepts with assays received are detailed below. New intercepts include hole ELF 24 with one of the best grade and thickness intercepts to date of 8.64 g/t 3 Platinum Group Elements, and Gold (3PGE+Au) over 1.87 meters.

The Merensky Reef has been confirmed in at least 10 intercepts from 4 holes and their wedge cuts. The average grade thickness from these holes is 6.95 g/t 3 PGE plus gold over 1.39 meters estimated thickness. The Merensky reef is present at shallow depths with the deepest intersection to date in the northeast corner of the property at 144 meters from surface.

Snowden Mining Industry Consultants (Pty) Ltd  of South Africa has been engaged by Platinum Group Metals RSA Pty Ltd to complete a review and audit of all of the technical work on the Elandsfontein Property and then to assume the role as Qualified Person for future work. Snowden brings significant relevant experience to the project including resource and feasibility level work on several platinum mines and projects in the Bushveld Complex . As part of their scope of work, Snowden will be requested to evaluate all of the results to date and then if warranted make an assessment of potential resources on the property. In this assessment Snowden will review the property location and proximity to infrastructure and the potential for production on a custom milling or other co-operative approaches.

Snowden will also make a recommendation as to further work. After an initial review and field visit to the project area, Snowden recommended a further review of the UG-2 exploration programme.

Several holes that were expected to intersect the up-dip projection of the Merensky have not returned typical values from the areas sampled thus far and geological interpretation is continuing. The mineralised intercepts reported here may include horizons other than the Merensky or UG-2 reefs. Additional drilling is now planned to test some of the area of shallow drilling from Phase 1 where deeper holes are clearly needed. Also, further drilling will be used to re-evaluate both the UG-2 and Merensky Reef potential at shallow depths.

Hole No	Grid West (m)	Grid South (m)	From	To	Thickness	Pt	Pd	Rh	Au	Pt+Pd+Rh+Au
			(m)	(m)	(m)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)
ELF16	994	-202								NS
ELF17W1	851	-473	187.80	190.03	2.08	0.11	0.05	0.01	0.01	0.18
ELF17W2+	851	-473	144.50	145.20	0.63	1.61	0.99	0.11	0.41	3.12
ELF 17 W3	851	-473	136.10	143.95	7.33	0.092	0.060	0.003	0.055	0.21
ELF 17 W3	851	-473	145.30	145.45	0.14	0.45	0.28	0.03	0.15	0.91
ELF 17 W4	851	-473	132.86	140.92	7.52	0.10	0.06	0.01	0.03	0.20
ELF 17 W4	851	-473	141.22	141.37	0.14	0.63	0.39	0.05	0.16	1.23
ELF18W2+	748	-413	134.34	135.69	1.26	5.68	3.04	0.24	0.60	9.56
ELF18W3+	748	-413	133.50	136.35	2.66	5.24	2.73	0.28	0.59	8.84
ELF18W4+	748	-413	133.68	135.33	1.54	2.19	1.12	0.11	0.20	3.62
ELF 19	927	-186	36.23	36.56	0.31	0.16	0.12	0.015	0	0.30
ELF 20	1016	-170	41.15	41.80	0.62	0.40	0.152	0.037	0.001	0.59
ELF 21	322	45	34.63	35.3	0.61	1.41	0.80	0.06	0.23	2.50
ELF-22+	901	-369	91.32	94.15	2.55	4.03	1.71	0.15	0.39	6.29
Including			91.50	92.60	0.99	7.71	3.20	0.23	0.67	11.82
ELF 23	949	-284								NS
ELF 24 W1	643	-360	128.21	129.77	1.43	3.97	1.79	0.19	0.36	6.31
ELF 24 W2	643	-360	128.40	130.26	1.71	4.90	1.69	0.17	0.37	7.13
ELF 24 W3	643	-360	128.64	130.71	1.87	5.74	2.23	0.27	0.40	8.64
ELF25	814	-310								NS
ELF26	853	-232								NS
ELF27	690	-254	69.4	69.55	0.14	0.87	0.54	0.00	0.23	1.64
			78.64	93.89	14.23	0.25	0.08	0.01	0.00	0.34
			93.89	95.97	1.94	0.64	0.24	0.07	0.01	0.96
Including			94.89	95.12	0.21	3.10	1.35	0.52	0.04	5.01
ELF33	894	-151	24.99	34.33	8.72	0.15	0.06	0.01	0.00	0.22
ELF34	756	-100	19.84	27.02	6.70	0.11	0.06	0.02	0.00	0.19

PTM has an option agreement to purchase 100% of the mineral rights of portions of Elandsfontein under terms announced December 16, 2002. PTM also holds options to purchase mineral rights approximately 3-4 kilometres along strike to the northwest at Onderstepoort as announced January 24, 2003. The drilling at Elandsfontein provides encouragement as to the potential for near surface reefs on the adjoining farm Onderstepoort and PTM plans to drill this large area under option as soon as pending permits are granted.

Intercepts with a + have been reported previously. Intercepts marked with “W” are wedged deflections from the same mother hole. These additional intercepts are not drilled on all holes but are used to provide additional grade assessment on the deeper holes. Intercepts with NS indicate no significant values reported. Holes ELF 28- ELF-32 and ELF 35 to ELF 37 also report no significant values. However a significant part of the area of these holes and other holes may require drill testing with deeper holes or deepening of existing bore holes. Thickness noted above is an estimated true thickness. Phase 1 drilling has been completed and Phase 2 is being planned for commencement as soon as possible.

Qualified Person and Quality Assurance and Control

Snowden has been requested to assume the role of QP for project disclosure once their initial review is complete. R. Michael Jones, P.Eng  is acting as the Qualified Person, “QP”  for Platinum Group Metals RSA Pty Ltd., a wholly owned subsidiary of PTM, for this and following releases, until the completion of the Snowden review. He is registered with the Professional Engineers of Ontario and directed this drilling program. For PTM, drill core is split or sawn with half being retained for future study. The samples collected from the second half of the drill core are sealed on site and transported directly to the analytical lab. PTM’s contracted geologists have inserted duplicates and standards in the assay sample stream as a part of its internal Quality Assurance and Quality Control program (“QAQC”) and selected check samples were taken from the property under custody of the QP for this release.

Chemex Labs in Vancouver completed the above noted assays for platinum, palladium, rhodium and gold by standard fire assay methods that included their own internal quality control program of standards.

About PTM

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa. The Company was founded in 2000 with the vision of tight physical markets for platinum group elements and the corresponding anticipated increase the value of platinum mineral rights and resources by 2005.

PTM holds significant mineral rights in the northern and western Bushveld and is planning to continue its acquisition of mineral rights in South Africa and the Bushveld Complex. The Company is supportive of the new initiatives of the government of South Africa in the Mineral Bill and Mining Charter.

The Company is the largest mineral rights holders in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario and PTM has a separate active joint venture with Anglo Platinum, the world’s largest producer of platinum, near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

  President, Director

For further information on behalf of Platinum Group Metals Ltd. contact:

R. Michael Jones, President (604) 899-5450

John Foulkes, IR (866) 899-5450

Larry Roth (732) 792-2200

Platinum Group Metals Ltd.

Platinum Group Metals Ltd.

Roth Investor Relations

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
PLATINUM GRO UP METALS LTD.
800 - 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899 -5450
Facsimile: (604) 484 -4710

ITEM 2.	DATE OF MATERIAL CHANGE

August 11, 2003

ITEM 3.	PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated August 11, 2003

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Prospecting Permit Granted

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated August 11, 2003.

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)
N/A

ITEM 7.	OMITTED INFORMATION

N/A
ITEM 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 13th day of August 2003.

Platinum Group Metals Ltd.

"R. Michael Jones"
R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No. 03-63	News Release	August 11, 2003

 PROSPECTING PERMIT GRANTED

Platinum Group Metals Ltd. (PTM-TSXV) is pleased to announce that its wholly owned subsidiary Platinum Group Metals (RSA) Pty Ltd, PTM RSA, has been granted a prospecting permit for the Tweespalk Property in the northern limb of the Bushveld Complex. Ground mapping and sampling work to target drilling will commence immediately and initial drilling is planned for fall 2003.

The Tweespalk Property is in between three known platinum deposits along the northern limb of the Bushveld Complex.  Tweespalk is 25 kilometres north, on trend, of the Anglo Platinum PPRust open pit platinum mine. PPRust is reported to have open pit reserves of 332 million tonnes grading 2.67 g/t (.08 ounces per tonne, approximately 28 million ounces) 4 PGE’s, (platinum, palladium, rhodium and gold) and resources of 718 million tonnes grading 2.79 g/t (0.08 ounces per tonne). (Source: Anglo Platinum Annual Report 2002). The Tweespalk Property is located about 17 kilometres north of Anooraq’s Drenthe Farm, which is reported to have an inferred mineral resource of 99.4 million tonnes 1.31 g/t 4 PGE’s and 0.16% nickel, 0.10% copper. Tweespalk is located 23 kilometres south of the Nonnenwerth Deposit previously drilled by Genmin (Impala Platinum) of 50 million tonnes of 1.19 g/t 4 platinum and palladium and 0.07% nickel and 0.21% copper.

The Tweespalk property covers 2, 177 hectares over approximately 3 kilometres of the trend.  The northern limb of the Bushveld Complex has seen a dramatic increase in exploration activity and interest over the past year with the recognition of the potential for bulk minable platinum by open pit methods along the trend. Further attention has been focussed in the area as a result of large scale drilling programs by African Minerals Ltd, a private company controlled by Robert Friedland and Anooraq Resources Corp, another Canadian based public company.

PTM’s Tweespalk property is surrounded by the Anooraq – Anglo Platinum joint venture property. A detailed magnetic survey over the area clearly identifies the target contact crossing Tweespalk and the surrounding farms.

PTM can acquire up to a 100% interest in the property under terms announced June 3, 2002. PTM has the option to purchase the rights of private mineral rights holders at any time over three years from the grant of a prospecting permit. If exercised at the end of the three year period, PTM can buy out the private rights holders for US$ 1,500,000 subject to a 1% Net Smelter Return Royalty. PTM has the option to buy the NSR for US$ 1,400,000.

PTM also holds an option to purchase the War Springs Property located approximately 7 kilometres south of the African Minerals project. The earlier competing prospecting permit on the War Springs property has lapsed and the matter of a Prospecting Permit for PTM RSA over the War Springs property is the subject of ongoing litigation. PTM RSA and the property vendors together are defending vigorously their rights to a permit to prospect and drill.

In November 2002 PTM RSA entered into a joint venture agreement with a black empowerment company, Africa Wide Mining – a subsidiary of Africa Wide Investments Holdings. Under the terms of the agreement Africa Wide can participate up to 30% in the Tweespalk and War Spring projects through an industry standard participating joint venture agreement. The joint venture with Africa Wide exceeds the participation targets of the new Mining Charter of 26% in ten years time, from the outset of the joint venture. Africa Wide brings significant legal and community consultation expertise to the joint venture. PTM is strongly supportive of the government of South Africa’s initiatives in the new mineral bill and mining charter. PTM believes that innovative partnerships such as the joint venture with Africa Wide can create positive business environment for junior mining activity and development for empowerment companies and their partners.

Qualified Person

R. Michael Jones, P.Eng is acting as the Qualified Person, “QP” for Platinum Group Metals RSA Pty Ltd., a wholly owned subsidiary of PTM, for this and following releases on the Tweespalk Project, until a project geologist has been assigned. He is registered with the Professional Engineers of Ontario. Information on regional deposits has been acquired from public information and is believed to be reliable.

About PTM

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa. The Company was founded in 2000 with the vision of tight physical markets for platinum group elements and the corresponding anticipated increase the value of platinum mineral rights and resources by 2005.

PTM holds significant mineral rights in the northern and western Bushveld and is planning to continue its acquisition of mineral rights in South Africa and the Bushveld Complex. The Company’s activity in the western Bushveld has also been in the news recently. The Company is supportive of the new initiatives of the government of South Africa in the Mineral Bill and Mining Charter.

PTM is the largest mineral rights holders in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario and PTM has a separate active joint venture with Anglo Platinum, the world’s largest producer of platinum, near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President, Director

For further information on behalf of Platinum Group Metals Ltd. contact:

R. Michael Jones, President (604) 899-5450

John Foulkes, IR (866) 899-5450

Larry Roth (732) 792-2200

Platinum Group Metals Ltd.

Platinum Group Metals Ltd.

Roth Investor Relations

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.